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File No. 040006-0000

06012860

19 April 2006

82-34770

VIA MESSENGER

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

SUPPL

Ladies and Gentlemen:

Re: **Yara International ASA - Information Furnished Pursuant to <u>Rule 12g3-2(b) under the Securities Exchange Act of 1934</u>**

On behalf of Yara International ASA and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find a press release titled "World scale ammonia plant opens in Burrup" dated 19April, 2006.

Feel free to call me with any questions on +44 20 7710-1016.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy letter and returning it to our courier.

Yours sincerely,

Rakhi Mehta

Rakhi Mehta
Senior Paralegal

Enclosure

4/27

YARA

World scale ammonia plant opens in Burrup

Oslo (2006-04-19): Yara International ASA strengthens its position in Asia with the opening of the world's largest greenfield ammonia plant in Burrup, Western Australia. Yara, which holds a 30 percent stake in the plant will market and sell 100 percent of the production.

The Premier of Western Australia, Hon Alan Carpenter MLA, today officially opened the Burrup plant, which will employ nearly 100 people at full production. The plant has an annual production capacity of 760,000 tonnes of liquid ammonia.

"The Burrup plant combines production based on a competitive natural gas price with proximity to important growth markets in Asia. The partnership in Australia helps strengthen our position as the world's leading supplier of ammonia," says President and CEO of Yara International, Thorleif Enger.

The plant is owned by Burrup Holdings Pty Ltd. which is 30 percent owned by Yara with the balance owned by the Oswal and Rambal families.

"This is part of Yara's strategy to increase the proportion of production in low-cost gas regions in order to reduce our average cost for fertilizer products. As a consequence of recent initiatives, including our ownership stake in Burrup, over 30 percent of our production is now based on gas from low-cost regions," says Enger.

The plant uses natural gas from the Australian North West continental shelf as feedstock to produce liquid ammonia. The company has entered into a take-or-pay agreement for the take-up of natural gas from the Harriet JV over the 25-year life of the plant. The contract also includes an option to prolong, as well as flexibility to optimise production.

The plant, which is located in Karratha on the Burrup Peninsula, in Western Australia's resource-rich Pilbara region has been developed over the past four years at a capital cost of more than USD 575 million.

"Working with our partners in Australia creates a win-win platform for further growth in Asia," says Enger who points out that the fertilizer and nitrogen chemicals markets in Asia are large and growing more rapidly than the world average.

Total output will be piped from the plant direct to the Port of Dampier for export markets mainly in growth regions in Asia. Based on an agreement entered into in 2002, Yara will market and sell 100 percent of the production from the plant.

Consequently, Yara added two new 60,000 cubic meter vessels to its shipping capacity in 2004. First shipment from the Port of Dampier is scheduled for the first half of May.

Contact

Torgeir Kvidal, Investor Relations
Telephone (+47) 24 15 72 95
Cellular (+47) 91 339 832
E-mail **torgeir.kvidal@yara.com**

Arne Cartridge, Media Relations
Telephone (+47) 24 15 73 01
Cellular (+47) 47 900 900